As filed with the Securities and Exchange Commission on May 14, 2024

Securities and Exchange Commission

 Washington, D.C. 20549

Amendment No. 15

to

Form N-8B-2

File No. 811-21056

Registration Statement of Unit Investment Trust

Pursuant to Section 8(b) of the

Investment Company Act of 1940

Advisors Disciplined Trust

(and Subsequent Trusts and Similar Series of Trusts)

Not the issuer of periodic payment plan certificates

EXHIBITS

The following exhibit is filed herewith:

Exhibit A(9)(a):	Advisors Disciplined Trust Rule 12d1-4 Fund of Funds Agreements

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, Advisors Asset Management, Inc., the Depositor of the registrant, has caused this Amendment No. 15 to the registration statement to be duly signed on behalf of the registrant in the city of Wichita and state of Kansas on the 14th day of May, 2024.

Advisors Disciplined Trust

By:	Advisors Asset Management, Inc. Depositor

By:	/s/ ALEX R. MEITZNER
Alex R. Meitzner Senior Vice President